May 6, 2013

Attn: Michael McTiernan, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	American Residential Properties, Inc. Registration Statement on Form S-11 (SEC File No. 333-187450)

Dear Mr. McTiernan:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of American Residential Properties, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:30 p.m., Eastern Time, on May 8, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between April 29, 2013 and May 8, 2013 the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated April 29, 2013 (the “Preliminary Prospectus”):

No. of Copies
Institutions	2,743
Others	1,417
Total	4,160

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours, MORGAN STANLEY & CO. LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED FBR CAPITAL MARKETS & CO. JEFFERIES LLC

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Edward Molloy
	Name:	Edward Molloy
	Title:	Managing Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory

By:	FBR CAPITAL MARKETS & CO.

By:	/s/ Paul Dellisola
	Name:	Paul Dellisola
	Title:	Senior Managing Director

By:	JEFFERIES LLC

By:	/s/ Richard Ford
	Name:	Richard Ford
	Title:	Managing Director

For themselves and as representatives of the other underwriters named in Schedule II of the Underwriting Agreement.

Signature Page to Acceleration Request